UNITED STATES OF AMERICA
                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION

---------------------------------------------
                                             :
          In the Matter of                   :
                                             :
AMERICAN ELECTRIC POWER COMPANY, INC.        :  CERTIFICATE OF
          1 Riverside Plaza                  :   NOTIFICATION
        Columbus, Ohio 43215                 :        NO. 17
                                             :
             (70-8429)                       :
                                             :
(Public Utility Holding Company Act of 1935) :
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      THIS  IS  TO  CERTIFY  THAT  AMERICAN   ELECTRIC   POWER   COMPANY,   INC.
("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

      1. During the calendar quarter ended March 31, 1999, American guaranteed the bank loans to AEP Resources, Inc. ("Resources") listed on Exhibits A and B attached hereto.

            (a) On January 29, 1999, Resources made $2,145,000.00 in capital contributions to AEP Resources Delaware, Inc.

            (b) Resources made $4,961,925.07 in capital contributions to AEP Resources International, Limited ("AEPRIL") as follows:

     (i) $ 5,250.00 on January 27, 1999 (ii) $1,462,000.00 on January 29, 1999
   (iii) $ 14,393.00 on January 29, 1999 (iv) $3,370,000.00 on February 23, 1999
     (v)    $   17,887.07 on March 11, 1999
    (vi)    $   80,000.00 on March 15, 1999
   (vii)    $   12,395.00 on March 17, 1999

AEP Resources Delaware, Inc. and AEPRIL are Project Parents for Nanyang General Light Electric Co. Ltd., a foreign utility company.

      2. On January 26, 1999, Resources made capital contributions of $22,989.00 to AEPR Global Ventures B.V. and $10,000.00 to AEPR Global Investments BV. AEPR Global Ventures B.V. and AEPR Global Investments BV are Project Parents formed to bid on an interest in Loy Yang Power, which would have been a foreign utility company.

      3. American's total investments for the year-to-date is $13,216,000.00.

      This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                  AMERICAN ELECTRIC POWER COMPANY, INC.


                    By:  /s/ A. A. Pena
                             Treasurer

June 1, 1999

                                                                      certnot.17

                                                                       Exhibit A


                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                             CASH MANAGEMENT SYSTEM

                        QUARTERLY SHORT-TERM DEBT REPORT
                               AEP RESOURCES, INC.


Issue     Maturity          Interest       Principal                    Maturity
Date        Date     Days   Rate %         Borrowed       Interest       Value
----        ----     ----   ------         --------       --------       -----
01/04/99  01/08/99     4    5.3000     $  100,000.00    $  58.89     $100,058.89
01/07/99  01/20/99    13    5.4400        100,000.00      196.44      100,196.44
01/08/99  01/15/99     7    5.1900     17,700,000.00   17,862.25   17,717,862.25
01/14/99  01/20/99     6    5.2490        200,000.00      174.97      200,174.97
01/15/99  01/29/99    14    4.9589     17,700,000.00   34,133.76   17,734,133.76
01/25/99  02/17/99    23    5.1900      7,200,000.00   23,874.00    7,223,874.00
01/29/99  02/17/99    19    5.0589     17,825,000.00   47,592.30   17,872,592.30
02/01/99  02/26/99    25    5.0589      2,000,000.00    7,026.25    2,007,026.25
02/08/99  02/25/99    17    5.2300        300,000.00      740.92      300,740.92
02/12/99  02/25/99    13    5.2000        300,000.00      563.33      300,563.33
02/17/99  02/25/99     8    5.1222     18,000,000.00   20,488.80   18,020,488.80
02/17/99  02/25/99     8    5.1100      7,500,000.00    8,516.67    7,508,516.67
02/19/99  02/26/99     7    5.1400      3,325,000.00    3,323.15    3,328,323.15
02/23/99  02/25/99     2    5.0021        100,000.00       27.79      100,027.79
02/25/99  03/15/99    18    5.1856     26,300,000.00   68,190.64   26,368,190.64
02/26/99  03/17/99    19    5.1875      5,350,000.00   14,647.48    5,364,647.48
03/01/99  03/09/99     8    5.2000        300,000.00      346.67      300,346.67
03/03/99  03/26/99    23    5.2200      1,700,000.00    5,669.50    1,705,669.50
03/09/99  03/26/99    17    5.2300        500,000.00    1,234.86      501,234.86
03/15/99  03/30/99    15    5.1222     26,400,000.00   56,344.20   26,456,344.20
03/17/99  03/26/99     9    5.0900      6,700,000.00    8,525.75    6,708,525.75
03/19/99  03/26/99     7    5.2400        500,000.00      509.44      500,509.44
03/26/99  04/15/99    20    5.1900     11,000,000.00   31,716.67   11,031,716.67
03/30/99  04/15/99    16    5.1856      2,600,000.00    5,992.25    2,605,992.25
03/31/99  04/08/99     8    5.2856        300,000.00      352.37      300,352.37

                              TOTAL   174,000,000.00  358,109.35  174,358,109.35
                                      -------------- -----------  --------------
          AEP RESOURCES, INC. TOTAL  $174,000,000.00 $358,109.35 $174,358,109.35
                                     =============== =========== ===============

Average Number of Days  13.04
Weighted Average Rate    5.1262


                                                                       Exhibit B

                              QUARTERLY DEBT REPORT
                               AEP RESOURCES, INC.


    Issue      Maturity    Interest        Principal
    Date         Date       Rate %          Borrowed
  02/01/99     06/01/99      5.18       $200,000,000.00
  03/30/99     05/28/99      5.18       $340,000,000.00